July 22, 2025

Colette Kress
Executive Vice President and Chief Financial Officer
NVIDIA Corporation
2788 San Tomas Expressway
Santa Clara, California 95051

       Re: NVIDIA Corporation
           Form 10-K for the Fiscal Year Ended January 26, 2025
           Form 8-K furnished May 28, 2025
           File No. 000-23985
Dear Colette Kress:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K furnished May 28, 2025
Exhibit 99.1 Earnings Release, page 1

1.     We note that you disclose non-GAAP margin and Non-GAAP diluted earnings per
       share excluding the $4.5 billion inventory charge taken in the first quarter of fiscal
       2026. Please provide us more information as to the nature of the charge and explain to us why you do not believe that it represents a normal, recurring operating cost of your business. As part of your response, please tell us why you do not believe the products could be sold to another customer or have alternative use. See guidance in
       Question 100.01 of the SEC Staff   s Compliance and Disclosure Issues on
Non-GAAP
       Financial Measures.
Form 10-K for the Fiscal Year Ended January 26, 2025
Consolidated Statements of Income, page 52

2. We note that during fiscal year 2025 your revenue has increased significantly. We also note your disclosure in Note 1, on page 57, that you derive your revenue from
 July 22, 2025
Page 2

       product sales, including hardware and systems, license and development arrangements, software licensing, and cloud services. Further disclosure indicates you
       have contracts with multiple performance obligations for more than one product or service, which are separately accounted for as a distinct performance obligation.
       Please tell us the amount of revenue related to licensing or other services, and if that amount is over 10% of consolidated revenue, please revise to separately present revenue from licenses and revenue from services as line items separate from product revenue on your statements of income. The corresponding amounts of costs of revenue should also be separately presented. See Rule 5-03(b)(1) and
(b)(2) of
       Regulation S-X.
Note 16. Segment Information, page 78

3. We note that in your table of segment results, you have a column titled All Other and that this column includes the expenses that are not allocated to either Compute
       & Networking or Graphics for purposes of making operating decisions or assessing financial performance. As this amount appears to represent the reconciling items between the total of the operating income segment measures and your consolidated operating income, rather than revenue/expenses related to other segments, it should not be given prominence as a separate column, but instead should be reflected as a reconciling item in a reconciliation which totals the segment profitability measures and reconciles to consolidated income before income taxes. See guidance in ASC
       280-10-50-30. Please revise your disclosure in future filings.
4.     Please tell us how you have complied with the guidance in ASC
280-10-50-40 to
       provide revenue for each product and service or each group of similar products and services.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claire Erlanger at 202-551-3301 or Kevin Woody at 202-551-3629
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing